                                                                       Exhibit I
                                                                       ---------


                           BIOLASE TECHNOLOGY, INC.

                                AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                Twelve Months Ended
                                                                                                    December 31,
                                                                                      -------------------------------------
                                                                                              1998              1997
                                                                                              ----              ----
Sales                                                                                 $    1,465,191      $     1,786,285
Cost of Sales                                                                              1,418,560            1,527,242
                                                                                      --------------      ---------------
      Gross profit                                                                            46,631              259,043
                                                                                      --------------      ---------------

Operating expenses:
  Sales and marketing                                                                      1,628,821              955,192
  General and administrative                                                               1,780,015            1,280,171
  Engineering and development                                                              1,824,901            1,022,733
  Write-off of purchased research
   and development costs                                                                   5,134,920                    -
                                                                                      --------------      ---------------
    Total operating expenses                                                              10,368,657            3,258,096
                                                                                      --------------      ---------------

    Loss from operations                                                                 (10,322,026)          (2,999,053)

  Interest income                                                                             57,591              184,245
  Interest expense                                                                           (81,634)              (9,102)
                                                                                      --------------      ---------------
     Net loss                                                                         $  (10,346,069)     $    (2,823,910)
                                                                                      ==============      ===============
Loss per share - basic and diluted                                                    $        (0.69)     $         (0.21)
                                                                                      ==============      ===============
Weighted average shares outstanding                                                       15,061,814           13,385,318

   For the fiscal year ended December 31, 1998, the Company reported sales of $1,465,191, compared to $1,786,285 reported in 1997. The net loss was $10,346,069, or $0.69 per share, for fiscal year 1998 compared to a net loss of $2,823,910, or $0.21 per share, in 1997. The 1998 net loss included a $5,134,920 non-cash write off of in-process research and development recorded in connection with the acquisition of the assets of Laser Skin Toner, Inc. on July 2, 1998. Absent this write-off, the net loss reported for fiscal 1998 would have been $5,211,149, or $0.35 per share.

     The results for fiscal year 1998 included a reduction in sales of $321,094, or 18%, from those reported during fiscal 1997 due principally to a decrease in the Company's export sales during 1998, down approximately $709,000 from those reported in fiscal 1997. The reduction in export sales was due primarily to a decrease in sales to the Company's German distributor brought about by its request of a partial redesign of a critical component of the Millennium(TM) system. The decrease was offset by an increase in sales during fiscal 1998 of $455,460 in aggregate to the Company's new Italian and Canadian distributors. Gross profits declined to $46,631, or 3% of sales, during fiscal 1998 from the $259,043, or 15% of sales, reported during fiscal 1997. The decrease in gross profits was due principally to production inefficiencies brought about by the delay in receipt of the anticipated FDA hard-tissue clearance coupled with on-going product development.

    Operating expenses increased $7,110,561 in fiscal 1998 to $10,368,657 from $3,258,096 reported for fiscal 1997. The increase in 1998 included the non-cash write off of $5,134,920 representing in-process research and development costs associated with the acquisition of the Laser Skin Toner, Inc. assets on July 2, 1998. Absent this write off, the increase in operating expenses for fiscal 1998 compared to fiscal 1997 would have been $1,975,641, or 61%. The increase was due principally to (i) expanded participation by the Company at various trade shows in anticipation of its FDA clearance received in October, 1998, coupled with increased payroll and other costs associated with the Company's establishment of a domestic sales force, (ii) increased advertising and promotion of the Company through various publications and investor forums, and a higher volume of public relation announcements associated with the Company's products and regulatory clearances, and (iii) greater engineering costs related primarily to the 1998 redesign of the Millennium(TM) handpiece, and enhancements to the existing Millennium(TM) configuration and the finalization of the LazerSmile(TM) tooth whitening system in anticipation of its product launch.